Mail Stop 3561

July 25, 2008

William Patridge
Chief Executive Officer and President
ecoSolutions Intl
295 East Main Street
Suite 1
Ashland, Oregon 97520

> **Re: ecoSolutions Intl**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 11, 2008**
> **File No. 000-53225**

Dear Mr. Patridge:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 1. Business, page 4

1.   We note your response and the supplemental materials provided in response to comment three from our letter dated June 2, 2008. Please tell us why you believe it is appropriate for you to rely upon third party information relating to your industry that has been disclosed by your competitors, such as the information you rely upon that has been disclosed by Metabolix. Alternatively, please confirm your understanding that that you are ultimately responsible for determining whether it is reasonable to rely upon third party information presented in your prospectus.

2.   We note your response to comment 10 from our letter dated June 2, 2008. Please revise your disclosure to include what you indicate in your response - that you do not consider the management services you provide to be a material line of business for the company.

3.   We note your response to comment 15 from our letter dated June 2, 2008. However, we have not received a confidential treatment request covering the exhibits to the Form 10. In addition, neither the exhibit index nor the exhibits are marked to indicate that portions of the agreement are subject to confidential treatment requests. In your next amendment, please revise the exhibit index and the exhibits to indicate that they are subject to a confidential treatment request. Please file the confidential treatment request as we will be unable to clear the registration statement until we review the request. For more information on confidential treatment requests, please review the detailed information in Staff Legal Bulletin No. 1 and its addendum available at www.sec.gov.

Overview of Plastics Market, page 5
Bioplastics, page 7

4.   In the first paragraph on page eight, we note the disclosure that "the relative stability of corn prices has become a major catalyst for the bioplastics revolution …." Please disclose whether this remains true in the current economic environment, and what effect rising food prices, including corn, are having on the bioplastics industry. In this regard, we note your acknowledgement in your Risk Factors discussion and elsewhere that the price of corn has recently increased.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 29
Director Independence, page 30

5.   Please revise the disclosure under this sub-heading to indicate that your shares have been cleared for quotation on the Pink Sheets as opposed to trading.

Notes to Financial Statements, page F-6

6.   We note your response to comment 48 in our letter dated June 2, 2008. Even in circumstances where management concludes there is one reportable segment, there is still a requirement to disclose revenue from products and services or substantially similar products and services for that single segment. That said, disclosures required by paragraph 37 of SFAS No. 131 and Item 10l(h)(i) of Regulation S-K still apply to the Item 1. Business and Item 15. Financial Statements.

7. We note your response to comment 51 in our letter dated June 2, 2008. Please disclose the related party receivable amount past due ninety days and your basis for classifying the amount as current, as required by paragraph 13.g. of SOP 01-6.

*****

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ekong I. Udoekwere, Esq.
        TroyGould